Hemi Re'em

Living: Moshav Kfar Achim (Be'er Tuvvya Council Area) ▪ Cell Phone 054-4998744
hemi1210@gmail.com

⇨ **An experience manager &** a self-starter, **with a wide experience in managing, planning and implementing business & marketing strategies.**

⇨ **Combining** charisma, leadershipnes and the ability to lead **workers to Excellency.**

⇨ **Established business relationships with leading companies in a range of industries around the world i.e. the defense, security, aerospace and the car industries.**

⇨ **Accomplishing a management vision with a wide experience in consolidating of annual forecasts and budgeting.**

⇨ **Leading negotiation at a high management level and signing international cooperation agreement.**

⇨ **Managing sales processes from the initial contact until a successful closing.**

⇨ **Leading R&D teams and projects successfully from an Idea to production.**

⇨ **Establishing sales and marketing channels in Europe, USA & Asian Markets.**

⇨ **Deep understanding of markets and cultures in Europe, United States and Asia, combining with excellent interpersonal communication and human relationship.**

⇨ **Plotting business strategies for business expansion in global markets based on a wide knowledge of advanced technologies, market analysis and market trends.**

Personal Employment Experience

2017 **Founder & President - YOPI Technologies Inc**
- **Raising funds**
- **Building R&D & Management Teams**
- **Inventing YOPI's technology**

2013 –2016 **Senior R&D Projects Leader - IMI Ltd**
- **Mange a cross company big R&D projects including designing production facilities, production efficiency and reduction of high manufacturing cost.**
- **Manage a team of about 50 engineers from various disciplines including projects managers.**
- **Member of the small caliber ammunition unit management team**
- **Consultant for the HLS management team.**
- **Overall responsibility for all aspects of technology for the small caliber and guided ammunition units.**
- **Translating marketing needs to engineering requirements and planning products development programs accordingly for local & international customers.**
- **Submitting Research & Development program & managing intellectual property.**
- **Supporting the company's marketing department.**

2011 – 2013 **VP of R&D and Engineering - Magen Eco-Energy Ltd**
- **Member of the company management team.**
- **Manage a team of 12 engineers from various disciplines.**
- **Overall responsibility for all aspects of technology within the Company**
- **Leading the Company all development processes from concept to final products.**
- **Translate marketing need to engineering requirements and planning development programs accordingly.**
- **Manage the Company intellectual property.**
- **Overseeing all the engineering aspects, including the transfer of products from development to production, production efficiency, and reduction of high manufacturing cost.**
- **Responsibility for laboratory tests and approving all new raw materials.**
- **Supplying technical and engineering support to the marketing department and to the company's overseas subsidiaries.**
- **Supervision the engineering application includes: meeting international standards requirements and writing products and system operating manuals.**

2009 – 2011 <u>VP of International Business Development (polymer) - Nanomaterials Ltd</u>.
- **Planning and implementing an entryway global business development strategy based on a rich technological experience** and an understanding of the international markets.
- **Analyzing markets niches, market trends, competitors,** market needs and formatting high-quality technological solutions for large entities.
- **Leading and managing complex working plans** from the initial negotiation till the signing of agreements in the new markets.
- **Managing a market penetration for a patents protected technology, recruiting R&D team members**, and leading projects for customers in variety of industries and for the IDF and US army.
- **Creating collaborations with leading domestic and international companies** in the field of polymer science for a long-term business development relationship.
- **Submitting Research & Development program to the Israeli Chief Scientist** and receiving confirmation for 60% of the budget needed for development programs.

2000-2008 <u>Entrepreneur & CEO - Orycle Applications Ltd</u>
- **Establishing and managing the company from scratch to growth and leading it to become a leader company in the field of advanced polymer materials for shock absorbing applications**
- **Fund raising of 2.5 million USA dollars**, formulating business strategy, marketing policy, business objectives and annual forecast.
- **Plotting marketing, technological and financial working plans for the company**, forecasting market shares, budgeting and formulating business strategies.
- **Establishing and managing advanced technological development team** and negotiating with international customers, suppliers and partners.
- **Giving advanced technological solutions and building serial production lines.**
- **Registering Patents in the USA, Europe,** Japan, China, Canada, Russia & other countries, registered as the patents inventor.
- **Leading the licensing agreement negotiation with nano-Materials to a successful exit.**

1995-2000 <u>Entrepreneur & CEO - Oryx safety technologies Ltd</u>
- **Developing and establishing a manufacturing plant to produce advanced polymeric products in a serial production line.**
- **Doing a technological research & development in the field of shock absorption of kinetic energy** that leaded to the development of advance polymeric material for cycle helmets.
- **Opening locals and international distribution channels and sale markets,** including collaborations with leading brands in the world.
- **Management decision making** including the creation of the company policy, objectives and needs for future financing and investment.
- **Sale of the production line at a 25% profit**.

1992-1993 <u>Co-Founder & Partner IWSA Inc Business & marketing Consultants - Australia</u>
- **Consulting to Australian companies in the domestic and international marketing.**

<u>Eeducations:</u>
1992 **MBA (International Business),** Monash University, Melbourne, Australia**.**
1992 **Mechanical Engineering MSc (Composite Materials),** Monash University, Melbourne, Australia**.**
1989 **Mechanical Engineering BSc (Cum laude),** Technion, Haifa, Israel**.**

<u>**Computer Skills:**</u> All Window's offices program applications, ERP, Solidworks

<u>**Languages**</u>:   Hebrew - Mother tongue,   English – At Mother tongue level

<u>**Army Service**</u>:   Infantry officer, Major (Res)